                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  March 6, 2003

                                VIVENDI UNIVERSAL

                             42, AVENUE DE FRIEDLAND
                                   75008 PARIS
                                     FRANCE
                   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F     X         Form 40-F
                                    -----                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                     No     X
                              -----                  -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: (i) Press Release regarding Vivendi Universal's Preliminary Unaudited Full Year 2002 Results and (ii) Slides Presented to Analysts on March 6, 2003 regarding Preliminary Unaudited Full Year 2002 Results.

This report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-81578) as amended, filed by Vivendi Universal under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by Vivendi Universal under the Securities Act of 1933 or the Securities Exchange Act of 1934.

                                  EXHIBIT LIST

Exhibit           Description
99.1              Press Release regarding Vivendi Universal's Preliminary
                  Unaudited Full Year 2002 Results Release.

99.2              Slides Presented to Analysts on March 6, 2003 regarding
                  Preliminary Unaudited Full Year 2002 Results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          VIVENDI UNIVERSAL

                                          By:/s/ George E. Bushnell III
                                             -----------------------------
                                          Name:  George E. Bushnell III
                                          Title: Vice President


Date:  March 6, 2003